Eric is the current CEO of Treasure State Internet & Telegraph. Eric holds a Bachelor of Science degree in Management Information Systems from the University of Montana and a Masters of Science in Information Security and Assurance from Western Governors University. Prior to starting TSI Eric performed information security assessments, consulted for KPMG, and performed systems administration for Occidental Petroleum. Eric has authored academic papers, mentored students in business and technology, and taught Ethical Hacking at Montana State University. Eric sits on the Montana Board of Research and Commercialization Technology.

Matt Gorecki has extensive systems administration and networking experience with over 15 years experience in ISP infrastructure design and management. As a former network administrator for another Montana ISP, Matt helped grow their network from under 25 wireless customers in 2000 to over 3000 wireless customers by 2013. The network consisted of over 50 wireless distribution sites covering thousands of square miles of urban and rural Montana. In 2012, Matt founded Montana's first coworking space, The Shop, which attracts members of the technology community state-wide. Matt also co-founded and operates an educational non-profit, The Shop University, which provides free English as a Second Language classes and tutoring in Helena, Montana.